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Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended September 30,					Three Months Ended December 31, 2003
	1999	2000	2001	2002	2003
Earnings:
Income before income taxes	$32,081	$43,449	$61,727	$64,403	$83,065	$25,658
Interest expense	7,871	11,785	11,065	4,569	4,867	2,041
Interest portion of rent expense	9,133	9,967	10,600	10,167	10,300	2,587
Amortization of debt issuance costs	144	89	85	135	143	81

	$49,229	$65,290	$83,477	$79,274	$98,375	$30,367

Fixed Charges:
Interest expense	$7,871	$11,785	$11,065	$4,569	$4,867	$2,041
Interest portion of rent expense	9,133	9,967	10,600	10,167	10,300	2,587
Capitalized interest	1,556	1,574	1,203	487	242	81
Amortization of debt issuance costs	144	89	85	135	143	—

	$18,704	$23,415	$22,953	$15,358	$15,552	$4,709

Ratio of earnings to fixed charges(1)	2.6	2.8	3.6	5.2	6.3	6.4

(1)
For the purpose of calculating the ratio of earnings to fixed charges, "earnings" consist of income before income taxes plus "fixed charges" and certain other adjustments. "Fixed charges" consist of interest incurred on all indebtedness, amortization of debt issuance costs, and the portion of rent expense deemed representative of the interest factor.

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RATIO OF EARNINGS TO FIXED CHARGES